UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2008 Up 1.0% Year over Year

Mexico City, November 6, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2008 increased by 1.0% when compared to October 2007.

All figures in this announcement reflect comparisons between October 1 through October 31, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2007	October 2008	% Change
Cancún	224,997	218,416	(2.9)
Cozumel	4,862	3,969	(18.4)
Huatulco	20,609	20,247	(1.8)
Mérida	96,891	88,008	(9.2)
Minatitlán	15,932	13,000	(18.4)
Oaxaca	43,173	52,144	20.8
Tapachula	16,742	17,492	4.5
Veracruz	82,671	78,394	(5.2)
Villahermosa	75,519	67,416	(10.7)
Total Domestic	581,396	559,086	(3.8)

International
Airport	October 2007	October 2008	% Change
Cancún	454,363	493,392	8.6
Cozumel	17,328	16,202	(6.5)
Huatulco	2,069	883	(57.3)
Mérida	7,066	5,436	(23.1)
Minatitlán	353	294	(16.7)
Oaxaca	2,736	2,612	(4.5)
Tapachula	242	276	14.0
Veracruz	5,612	4,775	(14.9)
Villahermosa	3,926	3,420	(12.9)
Total International	493,695	527,290	6.8

Total
Airport	October 2007	October 2008	% Change
Cancún	679,360	711,808	4.8
Cozumel	22,190	20,171	(9.1)
Huatulco	22,678	21,130	(6.8)
Mérida	103,957	93,444	(10.1)
Minatitlán	16,285	13,294	(18.4)
Oaxaca	45,909	54,756	19.3
Tapachula	16,984	17,768	4.6
Veracruz	88,283	83,169	(5.8)
Villahermosa	79,445	70,836	(10.8)
ASUR Total	1,075,091	1,086,376	1.0

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: November 10, 2008